UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(AMENDMENT NO. 5)*

Alliance HealthCare Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

08606103
(CUSIP Number)

Todd Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: OCM Principal Opportunities Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: OCM Principal Opportunities Fund IV GP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON PN
* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: OCM Principal Opportunities Fund IV GP Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the general partner of OCM Principal Opportunities Fund GP, L.P.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Oaktree Fund GP I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Oaktree Capital I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON PN
* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: OCM Holdings I, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Oaktree Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Oaktree Capital Group, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Oaktree Capital Group Holdings, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON PN
* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Oaktree Capital Group Holdings GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: MTS Health Investors II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: MTS Health Investors II GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the general partner of MTS Health Investors II, L.P.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: MTS Health Investors II GP Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ]* (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO
* Solely in its capacity as the managing member of MTS Health Investors II GP, LLC.

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Alliance-Oaktree Co-Investors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Alliance-MTS Co-Investors I, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC, OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 08606103

1.		NAMES OF REPORTING PERSONS: Alliance-MTS Co-Investors II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC, OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 26,164,717
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 26,164,717
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,164,717
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[__]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.6%
14.		TYPE OF REPORTING PERSON OO

This Amendment No. 5 (“Amendment”) amends and supplements the statement on Schedule 13D, dated March 23, 2007 (as amended and supplemented, the “Statement”) previously filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2007 by OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund IV GP, L.P., OCM Principal Opportunities Fund IV GP Ltd., Oaktree Capital Management, LLC, MTS Health Investors II, L.P., MTS Health Investors II GP, L.P, MTS Health Investors Holdings GP Holdings, LLC (the “Original Reporting Persons”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The Statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance HealthCare Services, Inc., a Delaware corporation (“Issuer”).  Issuer’s principal executive offices are located at 100 Bayview Circle, Suite 400, Newport Beach, California 92660.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i)	OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“OCM Fund”);

(ii)	OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (“OCM Fund GP”), in its capacity as the general partner of OCM Fund;

(iii)	OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands exempted company (“OCM Fund GP Ltd.”), in its capacity as the general partner of OCM Fund GP;

(iv)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the sole shareholder of OCM Fund GP Ltd.;

(v)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(vi)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(vii)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), in its capacity as the managing member of Holdings I;

(viii)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

(ix)	Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), in its capacity as the holder of the majority of voting units of OCG;

(x)
Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”, and together with OCM Fund, OCM Fund GP, OCM Fund GP Ltd., GP I, Capital I, Holdings I, Holdings, OCH and OCGH, the “Oaktree Reporting Entities”), in its capacity as the general partner of OCGH;

(xi)	MTS Health Investors II, L.P., a Delaware limited partnership (“MTS”);

(xii)	MTS Health Investors II GP, LLC, a Delaware limited liability company (“MTS GP”), in its capacity as general partner of MTS;

(xiii)
MTS Health Investors II GP Holdings, LLC, a Delaware limited liability company (“MTS Holdings” and, together with MTS and MTS GP, the “MTS Reporting Entities”), in its capacity as the Class A Member of MTS GP;

(xiv)	Alliance-Oaktree Co-Investors, LLC, a Delaware limited liability company (“OCM LLC”, and together with the OCM Fund, the “OCM Investors”);

(xv)	Alliance-MTS Co-Investors I, LLC, a Delaware limited liability company (“MTS I LLC”); and

(xvi)	Alliance-MTS Co-Investors II, LLC, a Delaware limited liability company (“MTS II LLC”).

The foregoing entities are hereinafter referred to collectively as the “Reporting Persons”.  OCM Fund and MTS are hereinafter referred to each as an “Investor”, and collectively as the “Investors”.  OCM LLC, MTS I LLC, and MTS II LLC are hereinafter referred to each as a “Co-Investor”, collectively as the “Co-Investors”.  The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(a) – (c) & (f)

Oaktree Reporting Entities

OCM Fund is principally engaged in the business of investing in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence.

OCM Fund GP is principally engaged in the business of serving as the general partner of OCM Fund.

OCM Fund GP Ltd. is principally engaged in the business of serving as the general partner of OCM Fund GP.

GP I is principally engaged in the business of (i) serving as, and performing the functions of, the general partner of certain investment funds or serving as, and performing the functions of, the managing member of the general partner of certain investment funds or (ii) acting as the sole shareholder of certain controlling entities of certain investment funds.

Capital I is principally engaged in the business of serving as, and performing the functions of, the general partner of GP I and holding limited partnership interests in GP I.

Holdings I is principally engaged in the business of serving as, and performing the functions of, the general partner of Capital I.

Holdings is principally engaged in the business of serving as, and performing the functions of, the managing member of Holdings I.

OCG is principally engaged in the business of acting as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts.

OCGH is principally engaged in the business of holding voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts.

OCHG GP is principally engaged in the business of serving as, and performing the functions of, the general partner of OCGH.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

MTS Reporting Entities

MTS is principally engaged in the business of serving as a private investment limited partnership investing primarily in the healthcare industry. The principal business of MTS GP is serving as general partner to MTS and other private investment funds. The principal business of MTS Holdings is serving as Class A Member of MTS GP.

The address of the principal place of business and principal office of MTS, and of the executive officers of MTS Holdings listed below is 623 Fifth Avenue, 15th Floor, New York, New York 10022.

Officers of MTS Holdings

Curtis Lane	Senior Managing Director
Oliver T. Moses	Senior Managing Director
All individuals listed above are citizens of the United States of America.
The Co-Investors

The Co-Investors are principally engaged in the business of making investments in the Common Stock of the Issuer and any actions that are necessary or appropriate in connection with such investment.

Each Co-Investor is managed by a managing member.  The managing member of OCM LLC, a Delaware limited liability company, is OCM Fund GP.  As indicated above, the address of the principal place of business and principal office of the Oaktree Reporting Entities and of the members and executive officers of Oaktree listed above, is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

The managing member of MTS I LLC and MTS II LLC, both Delaware limited liability companies, is MTS GP.  As indicated above, the address of the principal place of business and principal office of MTS, and of the members and executive officers of MTS listed below is 623 Fifth Avenue, 15th Floor, New York, New York 10022.

All individuals listed above are citizens of the United States of America.

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable), (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On March 16, 2007, the Investors entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Viewer Holdings LLC (“Viewer”).  Pursuant to the Purchase Agreement and subject to certain conditions described in the Purchase Agreement, Viewer agreed to sell to the Investors (or their permitted assignees) an aggregate of 24,501,505 shares of Common Stock held by Viewer (the “Initial Shares”) at a price of $6.25 per share in cash for an aggregate purchase price of $153,134,406.25 (the “Purchase Price”).  The Oaktree Reporting Persons beneficially owned 327,500 shares of Common Stock prior to entering into the Purchase Agreement.

On April 16, 2007, MTS and OCM Fund assigned to the Co-Investors (the “Assignments”), in accordance with the Purchase Agreement, their rights to purchase a portion of the Initial Shares as follows:  (1) MTS assigned to OCM LLC the right to purchase 1,120,000 shares; (2) MTS assigned to MTS I LLC the right to purchase 320,000 shares; (3) MTS assigned to MTS II LLC the right to purchase 160,000 shares; and (4) OCM Fund assigned to OCM LLC the right to purchase 160 shares.

On April 16, 2007, pursuant to the terms and subject to the conditions contained in the Purchase Agreement, the Investors and the Co-Investors consummated the purchase of the Initial Shares.  The Purchase Price was funded through working capital.  As a result of the Assignments, MTS purchased 1,600,000 shares and OCM Fund purchased 21,301,345 shares.

On July 30, 2010, OCM Fund and MTS purchased 987,532 and 94,968 shares of Common Stock, respectively, as more fully described in Item 5(c) of the Statement.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $3,874,680.56 and $372,616.44, respectively.

On August 2, 2010, OCM Fund and MTS purchased 95,287 and 9,163 shares of Common Stock, respectively, as more fully described in Item 5(c) of this Statement.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $404,922.11 and $38,938.17, respectively.

On August 3, 2010, OCM Fund and MTS purchased 44,484 and 4,278 shares of Common Stock, respectively, as more fully described in Item 5(c) of the Statement.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $189,057.50 and $18,181.50, respectively.

On August 13, 2010, OCM Fund, MTS, MTS I LLC and MTS II LLC purchased 91,227 shares, 3,256 shares, 3,678 shares and 1,839 shares of Common Stock, respectively, as more fully described in Item 5(c) of the Statement.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $410,521.50 and $14,652.00, respectively.  MTS I LLC and MTS II LLC purchased the shares of Common Stock with the proceeds of loans from MTS at an investment cost (before fees and commissions) of $16,551.00 and $8,275.50, respectively.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 above is hereby incorporated by reference and the Purchase Agreement was previously filed as an exhibit to the Statement filed March 26, 2007.  In connection with the Purchase Agreement, the Investors had previously entered into a Governance and Standstill Agreement (the “Standstill Agreement”) with the Issuer, which is described below.  On April 16, 2007, the Investors and the Co-Investors entered into a Stockholders’ Agreement to govern the management and voting of their combined shares and the exercise of their rights under the Standstill Agreement, which is also described below.

Purchase Agreement

Pursuant to the Purchase Agreement, Viewer agreed to sell the Initial Shares to the Investors (or their permitted assignees).  Subject to the satisfaction or waiver of certain terms and conditions under the Purchase Agreement, the Investors would purchase in the aggregate approximately 49.7% of the issued and outstanding shares of Common Stock as of March 16, 2007.  The Investors and Co-Investors completed this purchase on April 16, 2007.

Further, Viewer agreed to assign to the Investors substantially all of its rights and interest under the Registration Rights Agreement, dated November 9, 1999, among the Issuer, Viewer, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P. (the “Registration Rights Agreement”).

The obligations of Viewer and the Investors to consummate the transactions contemplated by the Purchase Agreement were subject to certain conditions, including receipt of any necessary governmental approvals or consents, receipt of all necessary waivers and consents under the Issuer’s Credit Agreement and the termination of the certain letter agreement, dated November 2, 1999, between the Issuer  and Kohlberg Kravis Roberts & Co., L.P. relating to management, consulting and financial services, and other customary closing conditions.

Governance and Standstill Agreement

In connection with the Purchase Agreement, the Issuer and the Investors entered into the Standstill Agreement.  Pursuant to the Standstill Agreement, the parties agreed that, until the third anniversary of the Investors’ acquisition of Viewer’s Initial Shares (the “Standstill Period”), the Board of Directors shall be fixed at seven (7) members, which number shall not be modified except pursuant to an affirmative vote of 66 2/3% of the directors then in office and otherwise in accordance with the Issuer’s Certificate of Incorporation and Bylaws.  Furthermore, the parties agreed that, so long as the Investors beneficially own an aggregate of at least 35% of the total number of shares of outstanding Common Stock, the Investors will have the right to designate three (3) nominees to the Board of Directors (each, a “Designee,” and collectively, the “Designees”).  Each Designee shall be nominated to serve in a different class of the Board of Directors and if any Designee on the Board of Directors shall cease to serve as a director for any reason (other than the failure of the stockholders of the Company to elect such person as director), the resulting vacancy shall be filled by another Designee, subject to reasonable prior approval of the Nominating/Corporate Governance Committee of the Board of Directors of the Issuer. Stephen Kaplan, Michael P. Harmon and Curtis S. Lane shall be the initial Designees for election to the Board of Directors.  In the event that the Investors reduce their holdings below certain thresholds, their right to designate nominees will be reduced as follows. In the event that the Investors beneficially own less than 35% but at least 25% of the total number of outstanding Common Stock, the Investors shall have the right to nominate two (2) Designees, a Class II Director and a Class III Director.  In that case, the number of Designees on committees of the Board of Directors, as described below, shall be reduced by one.  In the event that the Investors beneficially own less than 25% but at least 15% of the total number of outstanding Common Stock, the Investors shall have the right to nominate one (1) Designee, a Class III Director.  In that case, the Designee shall not be entitled to sit on any of the committees of the Board of Directors.  In the event that the Investors beneficially own less than 15% of the total number of outstanding Common Stock, the Investors shall have no contractual right to nominate any directors, other than the Investors’ rights as stockholders.

The Investors and the Issuer further agreed to disband the Executive Committee of the Board of Directors and, for the duration of the Standstill Period, to maintain committees of the Board of Directors as follows: a) no Designee shall be a member of the Audit Committee; b) two Designees shall be members of the Compensation Committee, which will consist of four members in total; c) two Designees, neither of which shall be chairperson, shall be members of the Nominating/Corporate Governance Committee, which will consist of four members in total; and d) a Finance Committee, which will consist of three members, will be created with one Designee as a member.

Pursuant to the Standstill Agreement, the Investors agreed that, for the Standstill Period, none of the Investors will, directly or indirectly, nor will any of them authorize or direct any of its representatives to (and will take appropriate action against such representatives to discourage), acquire, or cause to be acquired, beneficial ownership of additional shares of Common Stock that would cause the Investors’ aggregate beneficial ownership of Common Stock to exceed the 49.9% of the total number of shares, without the prior written consent of a majority of the Directors who are not Designees or employees of Issuer, in their sole and absolute discretion.

Stockholders Agreement

On April 16, 2007, the Investors and Co-Investors entered into a Stockholders Agreement (the “Stockholders Agreement”) to govern the management and voting of their combined shares and the exercise of their rights under the Standstill Agreement.

Pursuant to the Stockholders Agreement, before transferring their shares, MTS, MTS I LLC and MTS II LLC (the “MTS Investors”) must give OCM Fund the opportunity to make an offer for the shares the MTS Investors intend to sell.  In addition, the MTS Investors have also agreed that in the event that the OCM Investors decide to transfer a majority of the aggregate shares held by the OCM Investors, the OCM Investors may elect to have the MTS Investors sell a pro rata portion of their shares, provided that such sale is to be on the same terms and conditions as the proposed sale by the OCM Investors.  In such event, the MTS Investors have agreed to cooperate by executing any documents required for such sale. The OCM Investors must provide five (5) business days notice prior to such sale.

The OCM Investors have agreed that in the event that they are selling a majority of the aggregate shares held by the OCM Investors, the MTS Investors shall have the right to include in such sale a pro rata portion of the shares being sold.  Such sale is to be on the same terms and conditions as the proposed sale by the OCM Investors.

Pursuant to the Stockholders Agreement, the rights of the Investors under the Registration Rights Agreement, dated April 16, 2007, are allocated as follows.  OCM Fund is entitled to have the Issuer pay the Registration Expenses of six (6) registrations of the Issuer’s securities at OCM Fund’s request and MTS is entitled to have the Issuer pay the registration expenses associated with one (1) registration of the Issuers securities at MTS’s request.  The other Investor and the Co-Investors may elect to participate in the registration to the same extent and upon the same terms granted to other parties to the Registration Rights Agreement participating by “Piggyback Registration” as such term is defined in the Registration Rights Agreement.  Under the Registration Rights Agreement, the OCM Investors and the MTS Investors will each have unlimited rights to Piggyback Registration.

Pursuant to the Stockholders Agreement, each Investor and Co-Investor has agreed to vote all of its shares and any other voting securities of the Issuer over which such Reporting Person has voting control in favor of the designees of OCM Fund or MTS.  Unless otherwise modified in accordance with this Agreement, so long as the Stockholders, collectively, hold in the aggregate greater than 35% of the outstanding Common Stock, Oaktree shall have the right to designate two (2) Designees (each right to designate a nominee is a “Designation Right” and, collectively, the “Designation Rights”), and MTS shall have one (1) Designation Right.   If at any time MTS owns less than 3% of the shares owned by OCM Fund and its affiliates on the date of closing, any Designation Rights then held by MTS shall automatically terminate and shall instead inure to the benefit of Oaktree.  Furthermore, if the number of shares of Common Stock owned by the Investors and Co-Investors collectively is reduced such that the Investors and Co-Investors hold in the aggregate less than 35% but more than 25% of the outstanding Common Stock, Oaktree shall have one (1) Designation Right.   If the number of shares of Common Stock owned by the Investors and Co-Investors, collectively, is reduced such that the Investors and Co-Investors hold in the aggregate less than 25% but more than 15% of the outstanding Common Stock, Oaktree shall have zero (0) Designation Rights, provided that if at any time Oaktree’s Designation Rights would otherwise decrease to zero, if MTS has a Designation Right and Oaktree owns a greater number of shares of Common Stock than MTS, MTS’s Designation Right shall terminate and shall instead inure to the benefit of Oaktree.

Limited Liability Agreements of Co-Investors

The management of each Co-Investor is governed by a limited liability company agreement.

The Limited Liability Company Agreement of OCM LLC, dated April 16, 2007, is by and between OCM Fund GP and General Electric Credit Corporation of Tennessee, a Tennessee corporation.  It provides that OCM Fund GP will be the managing member of OCM LLC, and as such, will have full, exclusive and complete discretion to manage and control the business and affairs of OCM LLC, to make all decisions affecting the business and affairs of the OCM LLC and to take all such actions as it deems necessary or appropriate to accomplish the purposes and direct the affairs of the Company, provided however that if OCM Fund sells any shares of the Issuer, the managing member must include a pro rata portion of the shares of OCM LLC in such sale. Distributions from OCM LLC will be made pro rata according to the percentage of capital each member contributed to OCM LLC.

The Limited Liability Company Agreement of MTS I LLC, dated April 16, 2007, is by and between MTS GP and Private Advisors Coinvestment Fund, LP, a Delaware limited partnership.  It provides that MTS GP will be the managing member, and as such, will have full, exclusive and complete discretion to manage and control the business and affairs of the MTS I LLC, to make all decisions affecting the business and affairs of MTS I LLC and to take all such actions as it deems necessary or appropriate to accomplish the purposes and direct the affairs of MTS I LLC, provided however that if MTS sells any shares of the Issuer, the managing member must include a pro rata portion of the shares of MTS I LLC in such sale. Distributions from MTS I LLC will be made pro rata according to the percentage of capital each member contributed to MTS I LLC.

The Limited Liability Company Agreement of MTS II LLC, dated April 16, 2007, is by and between MTS GP, Brooke Private Equity Advisors Fund II D, L.P., a Delaware limited partnership, Brooke Private Equity Advisors Fund II, L.P., a Delaware limited partnership, and BPEA Life Sciences Fund I, Limited Partnership, a Delaware limited partnership.  It provides that MTS GP will be the managing member, and as such, will have full, exclusive and complete discretion to manage and control the business and affairs of MTS II LLC, to make all decisions affecting the business and affairs of MTS II LLC and to take all such actions as it deems necessary or appropriate to accomplish the purposes and direct the affairs of MTS II LLC, provided however that if MTS sells any shares of the Issuer, the managing member must include a pro rata portion of the shares of MTS II LLC in such sale. Distributions from MTS II LLC will be made pro rata according to the percentage of capital each member contributed to MTS II LLC.

Changes to Board of Directors

Pursuant to the Purchase Agreement, the Standstill Agreement and the Stockholders’ Agreement, upon the closing of the Agreements on April 16, 2007, the resignations of James Momtazee, Kenneth Freeman and Michael Michelson became effective.  OCM Fund and MTS nominees Stephen Kaplan, Mike Harmon, and Curtis Lane were appointed as Board members at a duly called meeting of the Board of Directors.  Curtis Lane will serve as a Class I director and as a member of the Compensation Committee and Nominating and Governance Committee, Mike Harmon will serve as a Class II director and as a member of the Compensation Committee, the Nominating and Governance Committee and the Finance Committee, and Stephen Kaplan will serve as a Class III director.  Pursuant to the Standstill Agreement, the Compensation Committee and Nominating and Corporate Governance Committee were restructured with new Charters, the Executive Committee was dissolved and a Finance Committee and the Nominating and Corporate Governance Committee were created.

The foregoing descriptions of the Purchase Agreement, the Standstill Agreement and the Stockholders Agreement are qualified in their entirety by reference to the full text of the agreements themselves.  The Purchase Agreement, the Standstill Agreement and the Stockholders Agreement are filed as Exhibit 2, Exhibit 3 and Exhibit 4 to this Statement, respectively, and are incorporated herein by reference.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Issuer will be acquired by the Investors, the Co-Investors or by other affiliated investment funds and accounts or whether the Investors, the Co-Investors or any such other affiliated investment funds and accounts will dispose of shares of the securities of the Issuer.  At any time, additional securities of the Issuer may be acquired (which acquisition may bring the Reporting Persons' aggregate ownership of the securities of the Issuer above 50%) or some or all of the securities of the Issuer beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, based upon, among other things, prevailing market prices of the securities of the Issuer.  Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

As of August 13, 2010, the Investors and Co-Investors own 26,164,717 shares of Common Stock (the “Shares”), constituting approximately 49.6% of the issued and outstanding Common Stock.   The responses set forth in Items 1 through 3 are incorporated herein by reference.

The OCM Fund directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer's Common Stock.

The OCM Fund GP, in its capacity as the general partner of the OCM Fund, has the ability to direct the management of the OCM Fund’s business, including the power to vote and dispose of securities held by the OCM Fund; therefore, the OCM Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Fund.

OCM Fund GP Ltd., in its capacity as the general partner of the OCM Fund GP, has the ability to direct the management of the OCM Fund GP’s business, including the power to direct the decisions of the OCM Fund GP regarding the vote and disposition of securities held by the OCM Fund; therefore, OCM Fund GP Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

GP I, in its capacity as the sole shareholder of OCM Fund GP Ltd., has the ability to appoint and remove directors of OCM Fund GP Ltd. and, as such, may indirectly control the decisions of OCM Fund GP Ltd. regarding the vote and disposition of securities held by the OCM Fund; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the OCM Fund; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the OCM Fund; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the OCM Fund; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by the OCM Fund; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the OCM Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the OCM Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

MTS, MTS GP, as the general partner of MTS and managing member of MTS I LLC and MTS II LLC, and MTS Holdings, as Class A Member of MTS GP may be deemed to share beneficial ownership of the Shares because each has agreed to act together with OCM Fund for the purposes of acquiring the shares and therefore may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investors and Co-Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported in this Statement are based upon 52,756,264 shares of Common Stock outstanding as of April 30, 2010, as represented by the Issuer on May 10, 2010.

(c)

The reported share amounts for the Reporting Persons reflect amounts as of August 13, 2010.  The Reporting Persons effected the following transactions relating to the Common Stock during the past 60 days:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share
07/30/2010	OCM Fund	Open market purchase	Common Stock	987,532	$3.92(1)
07/30/2010	MTS	Open market purchase	Common Stock	94,968	$3.92(1)
08/02/2010	OCM Fund	Open market purchase	Common Stock	95,287	$4.25(2)
08/02/2010	MTS	Open market purchase	Common Stock	9,163	$4.25(2)
08/03/2010	OCM Fund	Open market purchase	Common Stock	44,484	$4.25(3)
08/03/2010	MTS	Open market purchase	Common Stock	4,278	$4.25(3)
08/13/2010	OCM Fund	Open market purchase	Common Stock	91,227	$4.50
08/13/2010	MTS	Open market purchase	Common Stock	3,256	$4.50
08/13/2010	MTS I LLC	Open market purchase	Common Stock	3,678	$4.50
08/13/2010	MTS II LLC	Open market purchase	Common Stock	1,839	$4.50

(1)  This transaction was executed in multiple trades at prices ranging from $3.88 to $4.14. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(2)  This transaction was executed in multiple trades at prices ranging from $4.24 to $4.25. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(3)  This transaction was executed in multiple trades at prices ranging from $4.23 to $4.25.  The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

Other than the transactions described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners have effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The responses set forth in Item 3 and Item 4 are incorporated herein by reference.

OCM Fund GP, as the general partner of the OCM Fund, has a carried interest in the OCM Fund.

Except as described above and elsewhere in this Statement, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

A copy of the Purchase Agreement, the Standstill Agreement and the Stockholders Agreement are filed hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Statement:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Stock Purchase Agreement, dated as of March 16, 2007, by and between OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P. and Viewer Holdings, LLC. (incorporated by reference to Exhibit 2 to the Schedule 13D).

Exhibit 3
Governance and Standstill Agreement, dated March 16, 2007 by and among Alliance Imaging, Inc., OCM Principal Opportunities Fund IV, L.P., and MTS Health Investors II, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D).

Exhibit 4
Stockholders’ Agreement, dated April 16, 2007, by and among OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., Alliance-Oaktree Co-Investors, LLC, Alliance-MTS Co-Investors I, LLC, and Alliance-MTS Co-Investors II, LLC. (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on April 20, 2007).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2010

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its General Partner
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, L.P, the Director

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, L.P, the Director

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	OAKTREE CAPITAL MANAGEMENT, L.P, the Director

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President, Legal

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC, its General Partner

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC, its Manging Member

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC, its General Partner

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Senior Vice President

MTS HEALTH INVESTORS II, L.P.

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
	Name:	Curtis S. Lane
	Title:	Senior Managing Director

MTS HEALTH INVESTORS II GP, LLC

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
	Name:	Curtis S. Lane
	Title:	Senior Managing Director

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:	/s/ Curtis Lane
	Name:	Curtis S. Lane
	Title:	Senior Managing Director

ALLIANCE-OAKTREE CO- INVESTORS, LLC

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its Managing Member
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, L.P., the Director

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
	Name:	Emily Alexander
	Title:	Vice President, Legal

ALLIANCE-MTS CO-INVESTORS I, LLC

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
	Name:	Curtis S. Lane
	Title:	Senior Managing Director

ALLIANCE-MTS CO-INVESTORS II, LLC

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
	Name:	Curtis S. Lane
	Title:	Senior Managing Director